EXHIBIT 3

March 7, 2013

Mr. Leland F. Wilson

Chief Executive Officer

Vivus, Inc.

1172 Castro Street

Mountain View, CA 94040

Dear Leland:

Since First Manhattan Company’s (“FMC”) founding nearly 50 years ago, we have taken a long-term approach to investing, buying high-quality assets at reasonable prices and supporting managements to maximize the long-term value of the assets. We first became shareholders of Vivus in 2008, when the company was enrolling its pivotal clinical trials for Qsymia. Your development team should take great pride in creating the single most effective obesity therapeutic, as reflected in the FDA's review of these compounds.1

For the past five years, we have been loyal Vivus shareholders and have firmly supported management. During this time, the stock has traded as low as $3.00 and as high as $30.00.  Throughout this volatile period we have continually increased our investment in Vivus. Today, we own 8,843,574 shares representing 8.8% of the company’s outstanding shares.

We have enjoyed an open dialogue with you and your talented development team over the last five years and appreciate your statements that we have provided valuable input to the company. Recently we expressed to you our concern about the company’s commercial strategy in light of the failed Qsymia launch, which has led to a 65% decline in Vivus stock price. That translates to a $2B loss in shareholder value over the past eight months. Clearly, the commercial planning and execution for Qsymia has proven to be deeply flawed.

After careful consideration of the situation, we have concluded that the company needs a Board of Directors with substantially greater independence from management and with deeper experience in several critical areas. Vivus is no longer a small, clinical startup. It is now a commercial stage company with a potential blockbuster, Qsymia. Recent developments at Vivus demonstrate the consequences of a Board that has failed to evolve with the complex needs of a commercial stage company. Ideally a well governed independent Board would have anticipated the commercial and regulatory challenges facing the Company at least three years ago, and proactively transitioned its members. Given the current situation, the Board immediately requires new directors who possess a higher level of independence from management and the skill sets to guide the company through this critical period.

1 Clinical Briefing Document, Endocrine and Metabolic Drugs Advisory Committee, December 7, 2010, Contrave (naltrexone HCl and buproprione HCl), Pages 16-17

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Given that your bylaws require notification of shareholder nominations and other proposals in connection with your upcoming annual meeting, we are providing notice today that we intend to nominate six directors to the company’s Board at the 2013 annual meeting of shareholders: Michael Astrue, Jon Biro, Dr. Sam Colin, Dr. John Kastelein, David Norton, and Herm Rosenman. Only once in FMC’s history of investing in thousands of companies have we felt compelled to nominate directors. That company’s stock price more than doubled in approximately four months after three of our nominees were seated.

Our nominees include highly accomplished individuals who have held senior leadership positions at successful publicly-traded biotechnology and pharmaceutical companies. These individuals possess deep experience with the U.S. Department of Health & Human Services, the FDA, and with the European Medicines Agency, the EU equivalent of the FDA. They have fixed broken companies, refinanced distressed companies, successfully launched blockbuster drugs, and sold companies at favorable prices for shareholders. Moreover, we believe they have significant credibility with the investment community. Each of our nominees qualifies as an independent director under the Nasdaq Listing Rules and we believe an independent Board of this caliber will help Vivus achieve its full potential. Please see their biographies below.

Our nominees strongly believe that Vivus has a window of opportunity to create significant shareholder value through the realization of Qsymia’s potential. The expected REMS modification that was requested in FDA’s approval letter for Qsymia should allow the drug to be sold through certified retail pharmacies. While this potential change is necessary, it will not be sufficient to fix Qsymia’s failed commercial launch. In order to succeed, we believe the company must focus on the following key priorities:

▪	Fix the U.S. commercial strategy. Deeper expertise and a fresh perspective are needed on the Board to help the company develop and execute the proper commercialization strategy for Qsymia. For example, we believe a commercial partnership that establishes Qsymia as the primary detail and does not lock up the product’s long-term rights is essential to growing Qsymia sales while retaining the ability to sell the company. Our due diligence strongly suggests that the current plan of “renting” a secondary detail position on a large pharmaceutical sales force is likely to fail. This point is underscored by the weak sales of Qsymia to date even though it is the sole detail of a focused sales force.

▪	Develop a clear path to approval in EU. We were disappointed that the company was again unable to secure European approval for Qsiva in February. A European approval would grant 10 years of statutory exclusivity, the value of which far exceeds Vivus' current market capitalization. In order to unlock this value, the company needs EU regulatory experience at the Board level to help management better address the European Medicines Agency. This will materially increase the likelihood of success by ensuring that we engage the best European regulatory consultants and the most credible EU thought leaders in metabolic disease as part of a winning EU regulatory strategy. After two failed approaches the company needs a Eurocentric approach to EU approval. It must be derived from a deeper understanding of the EU regulatory process and the differences between the US and EU drug regulators.

▪	Restore management credibility with the capital markets. Management’s inability to provide clear, consistent, and reliable communications combined with a lack of transparency has resulted in a material disconnect between investors' expectations and the company’s performance. It is imperative to restore Vivus' credibility now, prior to raising additional capital
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later this year. We believe that several of our nominees have tremendous credibility with the capital markets based on their proven track records. They will help management improve communications with the investment community and end the cycle of overpromising and underdelivering that has significantly impaired shareholder value.

▪	Better align Board incentives with shareholders’ economic interests. In contrast to Vivus’ current practices, our nominees will create a compensation structure that directly aligns the directors’ and management's compensation with shareholders’ economic interests. We will implement what we believe to be the highest standards of corporate governance, and will immediately elect a Lead Independent Director, a position that does not exist on the current Board.

▪	Instill urgency. Time is running out for Vivus to get back on track and realize its full potential. Vivus’ future will be determined by critical near term decisions on important issues including the Qsymia marketing partnership strategy, effectively raising non-dilutive capital, Stendra's disposition, improving commercial execution, and implementing a winning EU approval strategy. We are committed to immediately implementing a well-orchestrated turnaround of Vivus and an objective, independent evaluation of all options to increase shareholder value.

We welcome continued discussions with you and the Board but time is running out. We encourage you to meet our nominees to fully understand their experience and perspectives on how to drive shareholder value. We are committed to supporting the company’s success.

Sincerely,

Dr. Sam Colin

Senior Managing Director

First Manhattan Co.

c.c.: Board of Directors

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First Manhattan Company Nominees Biographies

MICHAEL ASTRUE

Biography

Mr. Astrue most recently served as Commissioner of the Social Security Administration from 2007 to 2013, and was one of six Trustees of the Medicare & Social Security Trust Funds.  He served as Interim Chief Executive Officer at Epix Pharmaceuticals from 2005 to 2006, during which time he successfully engineered the company’s merger.  Prior to that, he served as President and Chief Executive Officer of Transkaryotic Therapies where he executed one of the most successful corporate turnarounds in the history of the biotechnology industry.  Under his stewardship, Transkaryotic Therapies' share price increased from $3.80 at the start of his tenure to $37.00 when the company was sold two years later for $1.6 billion.  He has served as Chairman of the Massachusetts Biotechnology Council from 2000 to 2002 and on the public company boards of Transkaryotic Therapies, ArQule Inc. (Nasdaq: ARQL), CuraGen Corporation and Tercica Inc. Other senior roles Mr. Astrue has held during his distinguished 30-year career include serving as Vice President & General Counsel at Biogen from 1993 to 1999, General Counsel for the U.S. Department of Health & Human Services from 1989 to 1992, and Associate Counsel to Presidents Ronald Reagan and George Bush from 1988 to 1989, among other roles.  Mr. Astrue received a J.D. from Harvard Law School and B.A. in Philosophy & English from Yale University.

Key Attributes, Experience and Skills and the Benefit to the Board of Directors

Mr. Astrue has valuable operational, regulatory and legal expertise from his senior leadership experience at publicly traded biotechnology companies, such as Transkaryotic Therapies and Biogen. He also has a deep understanding of the regulatory process through his leadership at the U.S. Dept. of Health & Human Services and brings an extensive network of relationships throughout the industry and in Washington D.C. Additionally, he has experience serving as a director on numerous public company boards.

JON BIRO

Biography

Mr. Biro currently serves as Executive Vice President and Chief Financial Officer at Consolidated Graphics, Inc. (NYSE: CGX), a leading commercial printing services company.  Prior to Consolidated Graphics, he spent 14 years at ICO, Inc., a manufacturer of specialty resins and provider of polymer processing services, including serving as Senior Vice President, Chief Financial Officer, Treasurer, a director, and for a time as interim Chief Executive Officer.  At ICO, he helped manage an operational turnaround, including the improvement of the balance sheet and overall capital structure, which helped to increase the company’s stock price over six-fold. He also served as a director of Aspect Medical from June to November 2009 during which the company’s stock doubled and the company was sold.  He currently is a director at IBERIA Bank (Nasdaq: IBKC) and Crown Crafts, Inc. (NASDAQ: CRWS).  Mr. Biro received an M.S. in Accounting from the University of Houston and a B.A. in Psychology from the University of Texas.

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Key Attributes, Experience and Skills and the Benefit to the Board of Directors

As a veteran Chief Financial Officer at several public companies, Mr. Biro brings especially strong finance expertise and knowledge of the capital markets. He has executed many complex business initiatives such as capital-raisings (including convertible debt), turnarounds, divestitures and mergers and acquisitions.  He also has experience serving as a director at numerous public companies, including as audit committee chairman.

SAMUEL COLIN, M.D.

Biography

Dr. Colin is a Senior Managing Director at First Manhattan Co. (FMC), an investment firm founded in 1964 with more than $14 billion in assets currently under management.  Dr. Colin joined the firm in 1994, and is the founding and sole portfolio manager of FMC's healthcare funds, First Health and First BioMed with assets under management exceeding $500 million. In addition, he advises the firm on healthcare investments.  He has invested in hundreds of small to large-cap healthcare companies including biotechnology, pharmaceutical, and medical device companies in the US, EU, and Japan. He has an extensive knowledge of the clinical, commercial, and regulatory history of obesity therapeutics and was a major participant in the recapitalization of Orexigen (OREX), an obesity therapeutics company, at $1.45 per share in December 2011. He has developed deep relationships with management teams across the biotech and pharmaceutical industry.  Prior to joining FMC, Dr. Colin served as a resident at the Yale-New Haven Hospital from 1992-1994.  He received his M.D. from the Yale School of Medicine in 1992, and graduated from Brown University, B.Sc. Human Biology, magna cum laude, in 1986.

Key Attributes, Experience and Skills and the Benefit to the Board of Directors

Dr. Colin has extensive experience with a wide variety of successful clinical and commercial stage biotechnology companies.  As a physician, portfolio manager, and significant long term Vivus shareholder he has a clear focus on shareholders' interests and a deep understanding of the clinical, commercial, and capital markets issues confronting Vivus. In his nearly 20 years of investing, Dr. Colin has developed extensive relationships with senior leadership teams through the healthcare industry.

JOHN KASTELEIN, M.D.

Biography

Mr. Kastelein has spent his career of more than 30 years devoted to the study of medical genetics, lipidology and molecular biology.  He is Professor of Medicine at the Department of Vascular Medicine at the Academic Medical Center of the University of Amsterdam, where he also serves as Strategic Chair of Genetics of Cardiovascular Disease.  His research on metabolic disorders is internationally recognized as the key paradigm for understanding the relationship between low density lipoprotein cholesterol and heart disease.  He also is an executive consultant to the cardiovascular and metabolic franchises of many

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leading biotechnology and pharmaceutical companies, including Amarin, Amgen, Bristol-Myers Squibb, Genentech, Merck, Novartis, Pfizer, Regeneron and Sanofi-Aventis.  His advisory work has also included  accompanying numerous companies to meetings with the European Medicines Agency, including Aegerion, CSL Behring, Eli Lilly, ISIS, The Medicines Company, and UniQure (formerly Amsterdam Molecular Therapeutics).  For UniQure, a company he co-founded, he helped secure approval from the EMA’s Committee for Medicinal Products for Human Use (CHMP) for the first gene therapy ever approved worldwide.  The approval was granted after two previous rejections.  Mr. Kastelein has also served on Steering Committees of many landmark cardiovascular trials, including for TNT, IDEAL, METEOR, JUPITER, ACHIEVE, and the Sanofi PCSK9 Phase III (ODYSSEY) programme.  Additionally, he is currently a personal consultant to the Chief Executive Officers of AstraZeneca and Cerenis Therapeutics and the heads of research at Roche and TEVA.   In addition to co-founding UniQure, he was also a founder of Dezima Pharma, a biotechnology company focused on therapies for dyslipidemia.  His distinguished career has also included positions such as President of the Dutch Atherosclerosis Society and Chair of the National Scientific Committee on Familial Hypercholesterolemia.  Dr. Kastelein received his medical degree from the University of Amsterdam.

Key Attributes, Experience and Skills and the Benefit to the Board of Directors

As a sought-after advisor at the highest levels of biotechnology and pharmaceutical companies around the world, such as AstraZeneca and Roche, Mr. Kastelein brings significant knowledge of successful research and development, regulatory approval and commercialization strategies.  He has been instrumental in the trials of many groundbreaking cardiovascular products, the approval of important therapies, and the launch of several startup healthcare companies.  He also brings an extensive network of relationships throughout the healthcare industry and a deep familiarity with the European Medical Agency and U.S. Food & Drug Administration regulatory processes.

DAVID NORTON

Biography

Mr. Norton served in a variety of senior leadership positions during his more than 32-year career at Johnson & Johnson (NYSE: JNJ), most recently as Company Group Chairman, Global Pharmaceuticals from 2009 until his retirement from the company in September 2011.  As Company Group Chairman, he was responsible for leading and developing the strategic growth agenda, including the licensing, acquisitions and divestment strategies, and ensuring alignment between global strategic functions, research and development and the commercial organizations.  Under his stewardship, J&J successfully commercialized numerous blockbuster products, including Prepulsid/Propulsid (Europe), Risperdal (Australia, Europe), Aciphex (US), Risperdal Consta (US and Europe), Durogesic/Duragesic (US and Europe), and Prezista (US and Europe).  He also negotiated a novel pricing and reimbursement program for Velcade with the U.K. Department of Health, helping to drive increased sales.  Also under his supervision, J&J secured numerous acquisition, divestitures, in-licensing and collaboration agreements, including acquiring Cougar Biotechnology and Zytiga, in-licensing of Incivo (Hepatitis C compound for Europe), and selling J&J's Animal Health business to Eli Lilly.  J&J’s Pharmaceutical Group’s revenues grew to $22 billion, 30% of the company’s total revenue, during his tenure.  Previously, Mr. Norton

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served as U.S. Domestic President for Janssen Pharmaceuticals (a J&J unit), Company Group Chairman for Europe, Middle East and Africa, and Company Group Chairman of Worldwide Commercial and Operations for J&J’s CNS, Internal Medicine and Virology franchise.  He currently is a Director at Savient Pharmaceuticals Inc. (Nasdaq: SVNT).  Mr. Norton has studied Computer Programming Technology at the Control Data Institute in Sydney, Australia, as well as Marketing at the College of Distributive Trades at London and Preston Polytechnic in Preston, United Kingdom.

Key Attributes, Experience and Skills and the Benefit to the Board of Directors

Mr. Norton has tremendous experience running large and successful public healthcare company commercial operations in the U.S., U.K. and Europe based on his 32-plus years at Johnson & Johnson.  He oversaw numerous successful blockbuster product launches and secured important in-licensing, collaboration and mergers and acquisitions agreements to drive the growth of the Pharmaceuticals Group.  He brings a deep understanding of the global healthcare industry and an exceptional network of relationships.  He also has public company board experience.

HERM ROSENMAN

Biography

Mr. Rosenman was most recently at Gen-Probe Inc., a medical diagnostics company, where starting in 2001 he held the role of SVP of Finance and then Chief Financial Officer.  At Gen-Probe, he led a company spin-off and helped lead a significant turnaround at Gen-Probe that resulted in a more than 1,200% increase in the company’s stock price.  He also helped manage the process of selling the company in 2012 for $3.72 billion, generating significant value for shareholders.  Prior to Gen-Probe, Mr. Rosenman was President and Chief Executive Officer of Ultra Acquisition Corp, where he re-engineered the manufacturing division, more than tripling the company’s revenue and quadrupling the size of its dealer base.  He is currently a Director and Chairman of the Audit and Compensation Committees of BioFire Diagnostics, and a former Director and Committee Chairman at ARYx Therapeutics, Inc., Infinity Pharmaceuticals, Inc. (Nasdaq: INFI), and Emphasys Medical, Inc.  Mr. Rosenman holds an M.B.A. in Finance from the Wharton School of the University of Pennsylvania, and a B.B.A. in Accounting and Finance from Pace College.

Key Attributes, Experience and Skills and the Benefit to the Board of Directors

Mr. Rosenman has a strong track record of executing corporate turnarounds, including at Gen-Probe, creating significant shareholder value. With his extensive finance expertise, he helps companies drive complex strategic and operational improvements. He also brings public company board experience and a deep understanding of the healthcare sector.

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Alternate Nominees Biographies

ROLF BASS, M.D.

Biography

Dr. Bass most notably served in the distinguished role of Head of the Human Medicines Evaluation Unit at the EMA in London from 1995 to 2000.  There he oversaw medicines for human use and supported designated Central and Eastern European Countries Drug Regulatory Authorities in the accession of their countries to the European Union.  In 2000, he was appointed member to the CPMP (now CHMP), and set up the new Department for European and International Business of the Federal Institute for Drugs and Medical Devices. Most recently, Mr. Bass was appointed Visiting Professor for Pharmaceutical Medicine at the University of Basel, Switzerland in 2007. Previously, Mr. Bass joined the German Health Authority as Head of the Pre-Clinical Department at its Drug Institute.  Mr. Bass holds a medical degree from Free University of Berlin.

Key Attributes, Experience and Skills and the Benefit to the Board of Directors

Dr. Bass is an EU regulatory expert, with a thorough understanding of the regulatory process and evolving evaluation standards through serving in the highest levels of the EMA and CHMP.

MEL KEATING

Biography

Mr. Keating most recently served as President and Chief Executive Officer of Alliance Semiconductor Corp. from 2005 to 2008. During that time, he transformed it from a distressed company with a market capitalization of $80 million to one that generated over $250 million of distributable cash and a 2.5x increase in the company’s stock price.  Prior to his role at Alliance Semiconductor, Mr. Keating served as Executive Vice President and Chief Financial Officer and Treasurer of QUOVADX INC. from 2004 to 2005, and as a strategy consultant at Warburg Pincus Equity Partners from 1997 to 2004. He currently serves a Director of API Technologies Corp (Nasdaq: ATNY), Red Lion Hotels Corp (NYSE: RLH), Crown Crafts, Inc. (Nasdaq: CRWS), BluePhoenix Solutions Ltd (Nasdaq: BPHX), Marlborough Software Development Corp.  He previously served on the boards of White Electronic Designs and Integral Systems, where he led strategic reviews of the businesses that resulted in sales of each of the companies at approximately 2x the stock price when he joined the boards.  He also was previously a director of Aspect Medical Systems.  Mr. Keating received an M.B.A. in Finance and MS in Accounting from the University of Pennsylvania’s Wharton school of business, and B.A. at Rutgers University.

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Key Attributes, Experience and Skills and the Benefit to the Board of Directors

Mr. Keating has extensive public company experience in healthcare and non-healthcare companies as a senior executive and director.  He brings especially strong expertise executing significant operational turnarounds.   As a director, he has served as Board Chairman and on the Capital and Strategic Committees, and he has led successful efforts to streamline corporate operations, implement growth agendas and execute transactions that have resulted in marked increases in shareholder value.

FIRST MANHATTAN CO., FIRST HEALTH, L.P., FIRST HEALTH LIMITED, FIRST HEALTH ASSOCIATES, L.P., FIRST BIOMED MANAGEMENT ASSOCIATES, LLC, FIRST BIOMED, L.P. AND FIRST BIOMED PORTFOLIO, L.P. (COLLECTIVELY, “FIRST MANHATTAN”) INTEND TO FILE WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) A DEFINITIVE PROXY STATEMENT AND ACCOMPANYING PROXY CARD TO BE USED TO SOLICIT PROXIES FROM THE STOCKHOLDERS OF VIVUS, INC. (THE "COMPANY") IN CONNECTION WITH THE COMPANY'S 2013 ANNUAL MEETING OF STOCKHOLDERS. ALL STOCKHOLDERS OF THE COMPANY ARE ADVISED TO READ THE DEFINITIVE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES BY FIRST MANHATTAN, MICHAEL JAMES ASTRUE, JON C. BIRO, JOHANNES J.P. KASTELEIN, SAMUEL F. COLIN, DAVID YORK NORTON, HERMAN ROSENMAN, ROLF BASS AND MELVIN L. KEATING (COLLECTIVELY, THE "PARTICIPANTS") FROM THE STOCKHOLDERS OF THE COMPANY, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING ADDITIONAL INFORMATION RELATED TO THE PARTICIPANTS. WHEN COMPLETED, THE DEFINITIVE PROXY STATEMENT AND FORM OF PROXY WILL BE FURNISHED TO SOME OR ALL OF THE STOCKHOLDERS OF THE COMPANY AND WILL, ALONG WITH OTHER RELEVANT DOCUMENTS, BE AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, FIRST MANHATTAN WILL PROVIDE COPIES OF THE DEFINITIVE PROXY STATEMENT AND ACCOMPANYING PROXY CARD (WHEN AVAILABLE) WITHOUT CHARGE UPON REQUEST.

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